[Cardtronics, Inc. Letterhead]
December 10, 2007
VIA EDGAR AND FACSIMILE
Ms. Karen Garnett
Ms. Stacie Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Cardtronics, Inc.
Registration Statement on Form S-1/Post-Effective Amendment No. 1
Filed: October 12, 2007
File No. 333-145929
Dear Ms. Garnett and Ms. Gorman:
     Pursuant to my conversation with Ms. Gorman this morning, please find set forth below the response of Cardtronics, Inc., a Delaware corporation (the “Company” or “we”), to your request for additional information regarding our integration analysis as a result of the charges reflected in Post-Effective Amendment No. 1 to the Registration Statement filed this morning. As you may recall, this comment was raised by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in correspondence dated October 5, 2007 and November 2, 2007. We responded to these comments in correspondence dated October 12, 2007 and November 8, 2007. We have attached your prior integration comments and our responses thereto as Annex A to this letter. We have also filed through EDGAR a copy of this correspondence.
     Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Registration Statement.
     Oral Comment
     1. Please update your integration analysis in light of the changes to the proposed offering reflected in Post-Effective Amendment No. 1 to the Registration Statement.

November 8, 2007   Page 2

     Response:
     Background
     By letter dated June 1, 2007 (the “TA Letter”), and as consideration for TA’s agreement to permit the Company’s proposed 7-Eleven ATM Transaction, the Company agreed to amend its certificate of incorporation consistent with the terms contained in the form of amended certificate of incorporation (“Form Charter”) attached as an exhibit to the TA Letter. In the Form Charter, Section 6(b)(ii) provides for the automatic conversion of the Series B Preferred Stock into shares of common stock upon the occurrence of an initial public offering (“IPO”) of not less than $75 million. As described in that section, that conversion will occur at either the “Conversion Rate” (defined in Section 6(a)(i)) or the “Make-Whole Conversion Rate” (defined in Section 14). The Make-Whole Conversion Rate results in a re-allocation of common shares between and among our other pre-IPO shareholders. That re-allocation will be achieved through a beneficial conversion rate for the TA Funds, as effected through a stock split declared concurrent with the closing of the offering. As reflected on page 53 of our preliminary prospectus, the Make Whole Conversion Rate would have resulted in a beneficial conversion for the TA Funds (and a corresponding reduction in value for the Company’s non-TA Fund shareholders) of approximately $1.4 million at an assumed IPO price of $15 per share.
     As the proposed IPO price decreases, the value of the Make Whole Conversion Rate increases. Accordingly, at a $10.50 proposed offering price, the value of the Make Whole Conversion Rate would have been approximately $40.4 million. This cost is born by the Company’s other pre-IPO stockholders, including current management and CapStreet.
     On December 7, 2007, the TA Funds agreed to a modification of the Make-Whole Conversion Rate to ameliorate the cost to the other pre-IPO stockholders. This agreement is reflected in the letter agreement dated December 10, 2007 attached hereto as Annex B (the “Revised Make-Whole Agreement”). The Revised Make-Whole Agreement reduces the impact of the Make-Whole Conversion Rate by 50% at prices below $12 per share by waiving the TA Funds right to receive the full benefit of that rate. By doing so, the value of the Make-Whole Conversion Rate is reduced from approximately $40.4 million to the approximately $33 million, as described on page 58 of Post Effective Amendment No. 1.
     Integration Analysis

November 8, 2007   Page 3

     We believe that the additional issuance of common shares to the TA Funds as contemplated by the Revised Make-Whole Conversion Rate would be exempt from integration pursuant to paragraph three of the Black Box letter, as further interpreted in the Squadron Ellenoff Pleasant & Leher no action letter issued on February 28, 1992. Pursuant to paragraph 3 of Black Box and Squadron Ellenoff, the Staff provided a limited exception to potential integration of a private placement undertaken during the pendency of a registration statement if that private placement were limited to qualified institutional buyers and a limited number of institutional accredited investors.
     TA Funds is a financially sophisticated investor and has in excess of $10 billion of investment capital. We believe that TA Funds’ sophistication as well as investments far in excess of the $100 million stipulated in the definition of “qualified institutional buyer” contained in Rule 144A of the Securities Act combine to make the TA Funds the type investor the SEC has deemed to need less protection from sellers than most members of the public. Because the TA Funds is a qualified institutional buyer, we believe a private placement of additional shares of common stock to it should not be integrated with our registered initial public offering consistent with the guidance of paragraph 3 of Black Box and the Squadron Ellenoff letters.
     Finally, we believe the SEC’s recently proposed “Revisions of Limited Offering Exemptions in Regulation D” (August 3, 2007) would both specifically permit the types of transactions contemplated by Squadron Ellenoff as well as broaden those protections to preclude integration if the subject issuance otherwise met the conditions for a valid private placement pursuant to Regulation D. We believe the operation of the Make-Whole Conversion would otherwise constitute a valid private placement pursuant to Section 4(2) of the Securities Act as well as Regulation D and fall within the guidance of the SEC’s recent proposal.

November 8, 2007   Page 4

     Conclusion
     We are happy to discuss this response with you at your earliest convenience should you have any additional questions. To the extent you do not agree with the basis for non-integration, we can pursue other lines of analysis, including the private formation transaction exemption.

November 8, 2007   Page 5

     I can be reached at 281.892.0128 and David Oelman of Vinson & Elkins LLP can be reached at 713.869.9181 (temporary number at Bowne). We appreciate your taking the time to consider this response and look forward to discussing it with you.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster Chief Financial Officer

cc:	Mark Rapik (Commission)
Kevin Woody (Commission)
David Oelman (Vinson & Elkins LLP)

Annex A:
Comment #1 from Staff Comment Letter Dated October 5, 2007 and Response from Company’s Response Letter Dated October 12, 2007:
Comment: We note from page 130 that on June 1, 2007, you amended the terms of the Series B Convertible Preferred Stock to increase the number of shares of common stock into which the TA Funds’ Series B stock would be convertible in connection with your completion of the IPO. We note that the amendment provides that the TA Funds will receive common shares with an “aggregate value at the initial public offering at least equivalent to the value that the TA Funds would have received if the initial public offering price was $[ ] per share and they received shares of common stock converted on a one-for-one basis.” In this connection, please tell us whether this price has been set, provide us with the basis for your exemption from registration for this offering and explain why it should not be integrated with this offering. Additionally, please provide us with a copy of this agreement.
Response: As indicated in the comment, the terms of the Series B Convertible Preferred Stock were amended to increase the number of shares of common stock into which the TA Funds’ Series B preferred stock would be convertible in connection with the completion of our initial public offering. This amendment was effected on June 1, 2007 in connection with our execution of the asset purchase agreement related to the 7-Eleven ATM Transaction. For your convenience, a copy of our amended certificate of incorporation, which was filed with the State of Delaware on July 19, 2007, is being provided supplementally.
While the per-share valuation amount was not included in our initial filing, that price is computed based on the conversion mechanics contained in our amended certificate of incorporation and equates to $15.16 per share after giving effect to the conversion rate for the Series B Convertible Preferred Stock into common stock and subsequent common stock split, as reflected in the disclosure. We have included that price on page 134 of Amendment No. 1.
We believe the issuance of the additional shares to TA Associates described in the Registration Statement to constitute a valid private placement pursuant to Rule 152 of the Securities Act of 1933, as amended.
In the Black Box, Inc. no-action letter issued on June 26, 1990, the SEC indicated that a private placement would be considered completed in accordance with Rule 152 on the date the agreement to purchase securities is signed provided that the purchaser’s obligations are binding and subject only to the conditions that are not within the purchaser’s control. Because the new agreement was entered into on June 1, 2007, the conversion formula was effective as of that date, with the additional shares to be issued to TA Associates only subject to the ultimate initial public offering price. TA Associates does not have the ability to change these terms. To the extent September 7, 2007, the date of the initial filing of our Registration Statement, constitutes the commencement of our public offering for purposes of this analysis, the private placement would have been completed more than two months prior to this filing notwithstanding the fact that TA Associates will not receive the additional shares until the closing of our initial public offering. We believe this to be within the guidance provided in the Black Box letter.
To the extent you wish to discuss this further, we and our counsel are happy to do so at your convenience. To the extent you feel the Black Box guidance to be inapplicable to our facts, we also believe this additional share issuance to TA Associates would fail to meet the traditional five-factor integration test contained in SEC Release No. 33-4552.

Comment #1 from Staff Comment Letter Dated November 2, 2007 and Response from Company’s Response Letter Dated November 8, 2007:
Comment: We acknowledge your response to comment 1 of our letter dated October 5, 2007. We reiterate our request for the specific agreement between you and TA Funds entered into on June 1, 2007. Also, please indicate where in the amended certificate of incorporation the conversion mechanics referenced in your response are located. As the amended certificate of incorporation was not effective until July 19, 2007, please indicate where in the June 1, 2007 agreement TA Funds agreed to be bound by conversion mechanics contained in future documents. We may have further comments upon receipt of the agreement and your response.
Response:
Background
By letter dated November 5, 2007, we have provided copies of both the letter agreement dated June 1, 2007 (the “TA Letter”) between the Company and TA Associates (the “TA Funds”) as well as the form of amended certificate of incorporation (the “Form Charter”) which was an attachment to that letter. In the second paragraph of the TA Letter, the Company, as consideration for TA Funds’ consent to permit the Company’s proposed 7-Eleven ATM Transaction, agreed to amend its certificate of incorporation consistent with the terms contained in the Form Charter. In the Form Charter, Section 6(b)(ii) provides for the automatic conversion of the Series B Preferred Stock into shares of common stock upon the occurrence of an initial public offering (“IPO”) of not less than $75 million. As described in that section, that conversion will occur at either the “Conversion Rate” (defined in Section 6(a)(i)) or the “Make-Whole Conversion Rate” (defined in Section 14). The Form Charter is consistent in all material respects with the Second Amended and Restated Certificate of Incorporation as filed by the Company in Delaware on July 19, 2007.
Integration Analysis
As indicated in our initial response letter, we believe the issuance of additional shares of common stock to the TA Funds as a result of the operation of the Make-Whole Conversion Rate should not be integrated with the Company’s registered issuance of common shares in connection with its IPO. Because the TA Funds agreed to the Make-Whole Conversion Rate on June 1, 2007, we believe that the additional common shares to be issued pursuant to its operation constituted a private placement that had come to rest prior to the proposed public offering consistent with Rule 152. The TA Letter and the Form Charter were binding commitments that would result in such issuance subject to the completion of the IPO, an event beyond the TA Funds’ control. This conclusion is consistent with our understanding of Rule 152 as articulated in the Black Box, Inc. no-action letter issued on June 26, 1990.
To the extent you do not agree that the private placement had not come to rest as articulated above, we believe that the additional issuance of common shares to the TA Funds would be exempt from integration pursuant to paragraph three of the Black Box letter, as further interpreted in the Squadron Ellenoff Pleasant & Leher no action letter issued on February 28, 1992. Pursuant to paragraph 3 of Black Box and Squadron Ellenoff, the Staff provided a limited exception to potential integration of a private placement undertaken during the pendency of a registration statement if that private placement were limited to qualified institutional buyers and a limited number of institutional accredited investors.
TA Funds is a financially sophisticated investor and has in excess of $10 billion of investment capital. We believe that TA Funds’ sophistication as well as investments far in excess of the $100 million stipulated in the definition of “qualified institutional buyer” contained in Rule 144A of the Securities Act combine to make the TA Funds the type investor the SEC has deemed to need less protection from sellers than most members of the public. Because the TA Funds is a qualified institutional buyer, we believe a private placement of additional shares of common stock to it should not be integrated with our registered initial public offering consistent with the guidance of paragraph 3 of Black Box and the Squadron Ellenoff letters.
Finally, we believe the SEC’s recently proposed “Revisions of Limited Offering Exemptions in Regulation D” (August 3, 2007) would both specifically permit the types of transactions contemplated by Squadron Ellenoff as well as broaden those protections to preclude integration if the subject issuance otherwise met the conditions for a valid private placement pursuant to Regulation D. Because the TA Funds were clearly not solicited to commit to the TA Letter by the filing of the Registration Statement (which occurred three months following the execution of the TA Letter), we believe the operation of the Make-Whole Conversion would otherwise constitute a valid private placement pursuant to Section 4(2) of the Securities Act as well as Regulation D and fall within the guidance of the SEC’s recent proposal.
While we believe the additional common share issuance should not be subject to integration with the IPO on any of the bases described above, pursuant to your request conveyed in our conversation on November 6, 2007 and in support of our analysis under Black Box, the balance of this letter addresses the operation of the formula contained in the Company’s amended charter and is consistent with the agreement set forth in the TA Letter.
Operation of Conversion Mechanics
At the time of the TA Funds’ original investment in the Company, each of its shares of Series B Preferred Stock would automatically convert into one share of common stock if the common stock issued in the IPO had a per share value equal to or greater than 200% of the TA Funds’ “Original Issue Price” (as defined, $83.83935 per Series B Preferred share). If the value of the common shares issued in the initial public offering did not provide a 200% return (or an implied valuation of $167.6789 per share of Common Stock) then the IPO would not constitute a “Qualified Liquidity Event” and could not proceed without the TA Fund’s consent. Each of these per share valuations does not give effect to any stock split the Company may effect concurrent with the closing of an IPO.
In order to complete the 7-Eleven ATM Transaction, the Company was required to receive the approval of its significant shareholders, including the TA Funds. Because completion of the 7-Eleven ATM Transaction would increase the likelihood of a near term IPO as part of its ultimate financing that was not likely to constitute a “Qualified Liquidity Event” based on projected valuations at that time, TA Funds agreed in advance to such an initial public offering, provided that, if completed, the TA Funds receive a return on their Series B Preferred Stock of at least 175% (or an implied valuation of $146.71886 per Series B Preferred share) if the IPO were completed prior to December 31, 2008. In the event the initial public offering would not provide such a return, TA Funds agreed in advance to permit the offering to proceed, but only if TA Funds received additional common shares so that the aggregate value of their investment in the Company had a valuation at the IPO price that is equal to or greater than 175% of its original investment.
In order to provide this protection, Section 6(b)(ii)(A) of the Form Charter provided for automatic conversion of the Series B Preferred Stock at the greater of the “Conversion Rate” or the “Make-Whole Conversion Rate” (as defined in the Form Charter). The Conversion Rate required an 175% or greater return for conversion and provided conversion of Series B Preferred shares into common shares on a one for one basis. The Make-Whole Conversion Rate provides for a conversion rate on a greater than one for one basis if and to the extent necessary to ensure the TA Funds’ receive a 175% return (in an IPO completed prior to December 31, 2008). For the proposed initial public offering to provide a 175% return, and force the TA Funds shares to convert at the Conversion Rate on a one-for-one basis, the initial public offering price must be not less than $15.16 per share. That value is derived by split-adjusting $146.71886 by an assumed common stock split of 9.677 shares for each share of common stock outstanding. The relationship between the stock split, the Conversion Rate and the Make-Whole Conversion is discussed under “Sample Calculations” below. Any price in excess of $15.16 per share results in the TA Funds receiving a return of greater than 175% and results in the conversion occurring on a one-for-one basis (the Conversion Rate). Pricing below $15.16 requires use of the Make-Whole Conversion Rate and results in conversion on a greater than one-for-one basis.
In Amendment No. 1 to the Registration Statement, the assumed IPO price was $15 per share, representing the midpoint of the range presented on the cover. Because that price is less than $15.16 per share and represents a return of less than 175%, as explained above, the Form Charter requires us to use the Make-Whole Conversion Rate rather than the Conversion Rate. Applied to a $15 IPO price, the Make-Whole Conversion Rate for the TA Funds’ Series B Preferred Stock results in each share of Series B Preferred Stock converting into 1.0161 shares of common stock assuming a 9.6258 for one common stock split.
To the extent you find it helpful, you may also wish to review the disclosure we have provided in the Registration Statement under the caption “Certain Relationships and Related Party Transactions — Preferred Stock Private Placement with TA Associates.”
Sample Calculations
We have attached to this letter as Annex A a mathematical demonstration of the manner in which these mechanics operate in the event the IPO is completed at assumed IPO prices of $13, $14 and $15 per share. You will see that the lower the IPO price, the higher the Make-Whole Conversion Rate. You will also see changes in the necessary stock split. The calculation of the Make-Whole Conversion Rate is consistent with the formula contained in the Form Charter.
The purposes of the “make-whole” mechanics are to insure that TA Funds receives the value for its preferred shares as agreed, and to accomplish this with no dilution of the new public shareholders (i.e., to see that there is no change in total shares outstanding brought about by the make-whole mechanics at various IPO prices). For every IPO price, there is a combination of a stock split ratio and a “Make-Whole Conversion Rate” that will achieve these two objectives. The TA Funds does not have the ability to determine the stock split we ultimately adopt.
The following example assumes an IPO price of $15 per share. We know from our financial model that, at an IPO price of $15 per share, a stock split ratio of 9.6258 to one and a “Make-Whole Conversion Rate” of 1.0161 to one are required to achieve the stated objectives.
Referring to the definition of “Make-Whole Conversion Rate” in Section 14 of the Form Charter, we begin with $146.71886 (the pre-split share price required to give TA Funds a 175% return) as adjusted for stock splits (in this case 9.6258), so we begin the calculation with $146.71886 / 9.6258, or $15.24225.
We then divide that split-adjusted figure by the public offering price per share of Common Stock, which in this example is $15.00, so we calculate $15.24225 / $15.00, resulting in a “Make-Whole Conversion Rate” of 1.0161.
Section 6(b)(ii) of the Form Charter governs the number of common shares into which the TA Funds’ Series B Preferred Stock will convert. It states that, for any holder of more than 100,000 shares of Series B Preferred Stock (only TA Funds holds more than 100,000 preferred shares), the Series B Preferred Stock converts to common stock at a conversion rate which is the greater of the “Conversion Rate” or the “Make-Whole Conversion Rate”. “Conversion Rate” is defined in Section 6(a)(i) as the quotient of $83.83935 (the Original Issue Price) divided by the Conversion Price. The initial Conversion Price is defined to be $83.83935, so the initial Conversion Rate is 1.00 to 1. To date, no events have occurred that would alter the Conversion Rate from its initial level.
Since the Make-Whole Conversion Rate (1.0161) is greater than the Conversion Rate (1.00 to 1), we use the Make-Whole Conversion Rate to convert TA Funds’ shares of Series B Preferred Stock, which also (due to Section 7(c)) must be given benefit of the common stock split. Consequently, TA Funds’ 894,568 shares of preferred stock will convert into 894,568 X 9.6258 X 1.0161 shares, or 8,749,569 shares of common stock.
The purpose of the Make-Whole adjustment is to insure that TA Funds receives value of at least $146.71886 per preferred share. In this example, they have received 8,749,569 common shares, or 8,749,569 / 894,568 = 9.7808 common shares for each share of Series B Preferred Stock. 9.7808 common shares valued at the assumed IPO price of $15.00 results in 9.7808 X $15.00, or $146.71, which is the value per preferred share required to provide TA Funds with their 175% return.
Conclusion
We are happy to discuss this response with you at your earliest convenience should you have any additional questions. To the extent you do not agree with the alternative bases for non-integration, we can pursue other lines of analysis, including the traditional five factor integration test as well as the private formation transaction exemption.

ANNEX A
Example at $15 IPO price

				Shares
				outstanding
				following	Shares			Value to
	Shares			make whole	outstanding			TA per
	Currently	Make-Whole		conversion	following	Assumed	Implied	preferred
	Outstanding	Conversion	Split	and split	IPO Issuance	IPO Price	Valuation	share
TA shares	894,568	1.0161	9.6258	8,749,569	8,749,569	$15.00	$131,243,530	$146.71
Non-TA pre-IPO shares	1,799,956		9.6258	17,326,016	17,326,016	$15.00	$259,890,247

Subtotal	2,694,524			26,075,585	26,075,585		$391,133,777
New public shares					8,333,333	$15.00	$124,999,995

Total					34,408,918		$516,133,772

Example at $14 IPO price

				Shares
				outstanding
				following	Shares			Value to
	Shares			make whole	outstanding			TA per
	Currently	Make-Whole		conversion	following	Assumed	Implied	preferred
	Outstanding	Conversion	Split	and split	IPO Issuance	IPO Price	Valuation	share
TA shares	894,568	1.1295	9.2786	9,375,232	9,375,232	$14.00	$131,253,255	$146.72
Non-TA pre-IPO shares	1,799,956		9.2786	16,701,072	16,701,072	$14.00	$233,815,004

Subtotal	2,694,524			26,076,304	26,076,304		$365,068,259
New public shares					8,333,333	$14.00	$116,666,662

Total					34,409,637		$481,734,921

Example at $13 IPO price

				Shares
				outstanding
				following	Shares			Value to
	Shares			make whole	outstanding			TA per
	Currently	Make-Whole		conversion	following	Assumed	Implied	preferred
	Outstanding	Conversion	Split	and split	IPO Issuance	IPO Price	Valuation	share
TA shares	894,568	1.2712	8.878	10,095,838	10,095,838	$13.00	$131,245,897	$146.71
Non-TA pre-IPO shares	1,799,956		8.878	15,980,009	15,980,009	$13.00	$207,740,122

Subtotal	2,694,524			26,075,848	26,075,848		$338,986,019
New public shares					8,333,333	$13.00	$108,333,329

Total					34,409,181		$447,319,348

Note: Certain amounts vary slightly between examples due to rounding.

ANNEX B
December 10, 2007
TA Associates, Inc.
High Street Tower, Suite 2500
125 High Street
Boston, MA 02110
Attention: Michael A.R. Wilson
     Re: Initial Public Offering
Gentlemen:
     This letter memorializes our discussions relating the application of the “Make Whole Conversion Rate” which appears in Cardtronics, Inc.’s Second Amended and Restated Certificate of Incorporation and determines the number of shares of Common Stock into which the TA Funds’ Series B Convertible Preferred Stock will convert upon the consummation of the company’s currently structured initial public offering as reflected in the registration statement on Form S-1 (the “IPO”). “TA Funds” means the Affiliates of TA Associates, Inc. that are record holders of Series B Convertible Preferred Stock and are signatories hereto. Other capitalized terms used in this letter that are not defined herein have the meanings given to them in the company’s Second Amended and Restated Certificate of Incorporation. The agreements in this letter assume that no dividends or distributions are made by the Corporation prior to the effectiveness of such registration statement.
     In the event the price to the public per share of Common Stock in the IPO is $12 or more (after taking into account the common stock split that will occur in connection with the consummation of the IPO), each share of Series B Preferred Stock held by each of the TA Funds will convert into shares of Common Stock at the time of the IPO pursuant to the existing “Make Whole Conversion Rate” as outlined in the Second Amended and Restated Certificate of Incorporation. In the event the price to the public per share of Common Stock in the IPO (“IPO Price”) is less than $12 (after taking into account the common stock split that will occur in connection with the consummation of the company’s IPO), the “Make Whole Conversion Rate” shall apply in full, but shall be modified to reflect only 50% of the beneficial conversion amount that would have otherwise been received by the TA Funds for the beneficial conversion amount associated with the differential between the actual IPO price and $12.
     Solely in connection with the IPO, the TA Funds hereby irrevocably waive receipt of the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the IPO on the terms set forth in the Second Amended and Restated Certificate of Incorporation (disregarding this letter) that exceed the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the IPO on the terms set forth in the Second

TA Associates, Inc.
December 10, 2007

Amended and Restated Certificate of Incorporation (taking into account the terms of this letter as if they were a modification of the Second Amended and Restated Certificate of Incorporation).
     If you are in agreement with the foregoing, please acknowledge in the space provided below.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

ACKNOWLEDGED AND AGREED:

TA IX L.P.
By:	TA Associates IX LLC, its General Partner
By:	TA Associates, Inc., its General Partner

	By:	/s/ Michael A.R. Wilson

	Name:	Michael A.R. Wilson
	Its:	Managing Director

TA/ATLANTIC AND PACIFIC IV L.P.
By:	TA Associates AP IV L.P., its General Partner
By:	TA Associates, Inc., its General Partner

	By:	/s/ Michael A.R. Wilson

	Name:	Michael A.R. Wilson
	Its:	Managing Director

TA/ATLANTIC AND PACIFIC V L.P.
By:	TA Associates AP V L.P., its General Partner
By:	TA Associates, Inc., its General Partner

	By:	/s/ Michael A.R. Wilson

	Name:	Michael A.R. Wilson
	Its:	Managing Director

TA Associates Inc.
December 10, 2007

TA STRATEGIC PARTNERS FUND A L.P.
By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc., its General Partner

	By:	/s/ Michael A.R. Wilson

	Name:	Michael A.R. Wilson
	Its:	Managing Director

TA STRATEGIC PARTNERS FUND B L.P.
By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc., its General Partner

	By:	/s/ Michael A.R. Wilson

	Name:	Michael A.R. Wilson
	Its:	Managing Director

TA INVESTORS II, L.P.

By:	TA Associates, Inc., its General Partner

	By:	/s/ Michael A.R. Wilson

	Name:	Michael A.R. Wilson
	Its:	Managing Director